SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 April 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 3 April 2006
99.2	Director/PDMR Shareholding dated 4 April 2006
99.3	Transaction in Own Shares dated 4 April 2006
99.4	Transaction in Own Shares dated 5 April 2006
99.5	Director/PDMR Shareholding dated 5 April 2006
99.6	Annual Information Update dated 5 April 2006
99.7	Transaction in Own Shares dated 6 April 2006
99.8	Director/PDMR Shareholding dated 7 April 2006
99.9	Transaction in Own Shares dated 10 April 2006
99.10	Transaction in Own Shares dated 11 April 2006
99.11	Share Buyback Progamme dated 12 April 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 948.30p per share.

99.2

4 April 2006

InterContinental Hotels Group PLC
("IHG PLC or the Company")

Directors' Interests in Shares

The following Directors and other persons discharging managerial responsibility have been awarded conditional rights over the numbers of ordinary IHG PLC shares shown below under the Performance Restricted Share Plan ("the Plan"). The Awards were made on 3 April 2006. Under the terms of the Plan, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director	Number of IHG shares awarded

Andrew Cosslett	200,740
Richard Hartman	146,110
Stevan Porter	132,240
Richard Solomons	128,470

Other Persons Discharging Managerial Responsibility

Tom Conophy	82,650
Peter Gowers	88,900
Patrick Imbardelli	99,990
Tracy Robbins	68,820
Richard Winter	93,200

The performance measurement period is from 1 January 2006 to 31 December 2008 and the awards will vest on the business day after the announcement of the Company's 31 December 2008 year end financial results.

In addition to the award of shares under the PRSP for the 2006 - 2008 performance measurement period, Mr Tom Conophy was also awarded shares under the PRSP as part of his recruitment terms. Under the terms of the award, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Maximum share award	End of Performance period

53,810	31 December 2006
107,620	31 December 2007

---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann	Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 945.25p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 942.45p per share.

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities

Andrew Cosslett

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Andrew Cosslett

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Andrew Cosslett

8. State the nature of the transaction

Release of shares awarded under the InterContinental Hotels Group PLC Short Term Deferred Incentive Plan in 2005

9. Number of shares, debentures or financial instruments relating to shares acquired

The release of 39,916 shares (gross number released) and the subsequent sale of shares to cover withholding obligations

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

16,399 shares sold to cover withholding obligations and associated commission charges

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£9.42 per share (shares sold to cover withholding obligations only)

14. Date and place of transaction

4 April 2006

15. Total share holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

118,258 Ordinary Shares

16. Date issuer informed of transaction

4 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

.....................................

18. Period during which or date on which it can be exercised

N/A

.....................................

19. Total amount paid (if any) for grant of the option

N/A

.....................................

20. Description of shares or debentures involved (class and number)

N/A

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

.....................................

22. Total number of shares or debentures over which options held following notification

N/A

.....................................

23. Any additional information

N/A

.....................................

24. Name of contact and telephone number for queries

Catherine Engmann, 01753 410 243

.....................................

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Engmann, 01753 410 243

Date of notification

5 April 2006

99.6

5 April 2006

InterContinental Hotels Group PLC
Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is pleased to provide its first Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since 27 June 2005 when it became the holding company for InterContinental Hotels Group and its securities were first listed on the London Stock Exchange. For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 27 June 2005 to 5 April 2006. Copies of these announcements can be viewed at www.londonstockexchange.com under code IHG.

Date	Regulatory Headline and Detail
27-Jun-05	Scheme of arrangement - Capital Reorganisation
29-Jun-05	Additional Listing - Block Listing EXSOS and SAYE share schemes
30-Jun-05	Directors' Interests - PRSP Cosslett, Hartman, Porter and Solomons
30-Jun-05	IHG Reduction of Capital - Restructure after Capital Reorganisation
01-Jul-05	Notification of Interest - EXSOS Trust
07-Jul-05	Director/PDMR Shareholding - Richard Solomons Executive Share Option Exercise
08-Jul-05	Director/PDMR Shareholding - EXSOS Trust
11-Jul-05	IHG Expand Holiday Inn in UK - Add 5 hotels to portfolio
11-Jul-05	First Quarter Adjustment - to IFRS
15-Jul-05	Director/PDMR Shareholding - Jim Larson Executive Share Option Exercise
15-Jul-05	Director/PDMR Shareholding - EXSOS Trust
26-Jul-05	Director/PDMR Shareholding -EXSOS Trust
01-Aug-05	Trust notification - EXSOS Trust
05-Aug-05	Director/PDMR Shareholding - Steven Porter Executive Share Option Exercise
09-Aug-05	Director/PDMR Shareholding - EXSOS Trust
11-Aug-05	Director/PDMR Shareholding - Richard Hartman transfer shares to spouse
11-Aug-05	Disposal - Holiday Inn Dublin Airport
12-Aug-05	New Franchise Agreement - Queens Moat House x 16 hotels
25-Aug-05	Directorate Change - Board appointments Laing (immediate) and Linen (1 December)
01-Sep-05	Australia and NZ Disposal - 9 Hotels for sale
06-Sep-05	Director/PDMR Shareholding - Sharesave Trust
08-Sep-05	Sale of IC Hotel Paris - To DABICAM SAS
08-Sep-05	Interim Results - to 30 June 2005
09-Sep-05	Transaction in Own Shares
12-Sep-05	Transaction in Own Shares
12-Sep-05	Director/PDMR Shareholding - Richard Solomons Transfer shares to spouse
13-Sep-05	Transaction in Own Shares
16-Sep-05	Interim Report 2005 Published
20-Sep-05	Transaction in Own Shares
21-Sep-05	Transaction in Own Shares
27-Sep-05	Transaction in Own Shares
28-Sep-05	Transaction in Own Shares
04-Oct-05	Transaction in Own Shares
06-Oct-05	Transaction in Own Shares
07-Oct-05	Transaction in Own Shares
07-Oct-05	Posting of Document - Sale of IC Paris, Shareholder Circular
10-Oct-05	Transaction in Own Shares
11-Oct-05	IHG Organisational Changes - Internal Appointments
13-Oct-05	Transaction in Own Shares
19-Oct-05	Transaction in Own Shares
20-Oct-05	Transaction in Own Shares
21-Oct-05	Transaction in Own Shares
26-Oct-05	Result of EGM - Sale of IC Paris, All resolutions passed
01-Nov-05	Legal Completion on Disposals - Paris
14-Nov-05	IPO of Britvic
16-Nov-05	Posting of Document - Ref IPO of Britvic
17-Nov-05	Director/PDMR Shareholding - EXSOS Trust
22-Nov-05	3rd Quarter Results - To 30 September 2005
24-Nov-05	Disposal - Crowne Plaza Birmingham
25-Nov-05	Posting of Supplementary Listing Particulars Ref Britvic Disposal
28-Nov-05	Transaction in Own Shares
29-Nov-05	Transaction in Own Shares
01-Dec-05	Transaction in Own Shares
01-Dec-05	Directorate Change - Appointment of Jon Linen
02-Dec-05	Transaction in Own Shares
05-Dec-05	Transaction in Own Shares
06-Dec-05	Transaction in Own Shares
07-Dec-05	Transaction in Own Shares
07-Dec-05	Result of EGM - Disposal of Britvic, all resolutions passed
08-Dec-05	Transaction in Own Shares
09-Dec-05	Transaction in Own Shares
09-Dec-05	Britvic IPO Offer Price
12-Dec-05	Transaction in Own Shares
13-Dec-05	Director/PDMR Shareholding - EXSOS Trust
13-Dec-05	Director/PDMR Shareholding - Tracey Robbins PRSP Award
13-Dec-05	Britvic Disposal - 100% disposal completed
15-Dec-05	Transaction in Own Shares
16-Dec-05	Transaction in Own Shares
19-Dec-05	Transaction in Own Shares
20-Dec-05	Director/PDMR Shareholding - EXSOS Trust
22-Dec-05	Director/PDMR Shareholding - EXSOS Trust
23-Dec-05	Blocklisting 6 Month Return - EXSOS
23-Dec-05	Blocklisting 6 Month Return - SAYE
29-Dec-05	Director/PDMR Shareholding - EXSOS Trust
30-Dec-05	Director/PDMR Shareholding - EXSOS Trust
06-Jan-06	Director/PDMR Shareholding - EXSOS Trust
23-Jan-06	Director/PDMR Shareholding - EXSOS Trust
25-Jan-06	Director/PDMR Shareholding - EXSOS Trust
25-Jan-06	Felcor Agreement - Renegotiation of management agreement
31-Jan-06	Director/PDMR Shareholding - EXSOS Trust
31-Jan-06	EMEA assets on market
10-Feb-06	Director/PDMR Shareholding - EXSOS Trust
10-Feb-06	Sale of shares in FelCor
15-Feb-06	Significant IHG gain in China
15-Feb-06	Holding(s) in Company - Legal & General Group plc
23-Feb-06	Director/PDMR Shareholding - EXSOS Trust
24-Feb-06	IHG signs 1,400 rooms - China
02-Mar-06	Final Results - Year Ending 31 December 2005
03-Mar-06	Transaction in Own Shares
06-Mar-06	Transaction in Own Shares
06-Mar-06	Director/PDMR Shareholding - PDMR Richard Winter Options Exercise
07-Mar-06	Transaction in Own Shares
07-Mar-06	Director/PDMR Shareholding - EXSOS Trust
08-Mar-06	Director/PDMR Shareholding - PRSP Awards
09-Mar-06	Director/PDMR Shareholding - STDIP Awards
09-Mar-06	Director/PDMR Shareholding - Tom Conophy STDIP
10-Mar-06	Transaction in Own Shares
13-Mar-06	Transaction in Own Shares
13-Mar-06	Director/PDMR Shareholding - Jonathan Linen Director - purchase of shares
13-Mar-06	Director/PDMR Shareholding - EXSOS Trust
13-Mar-06	Sale of European Hotels
14-Mar-06	Transaction in Own Shares
14-Mar-06	Holding(s) in Company - Lehman Brothers International (Europe)
15-Mar-06	Transaction in Own Shares
16-Mar-06	Transaction in Own Shares
17-Mar-06	Transaction in Own Shares
17-Mar-06	Director/PDMR Shareholding - STDIP Awards
20-Mar-06	Director/PDMR Shareholding - EXSOS Trust
21-Mar-06	Transaction in Own Shares
22-Mar-06	Transaction in Own Shares
22-Mar-06	Director/PDMR Shareholding - Jennifer Laing Director - purchase of shares
22-Mar-06	Holding(s) in Company - Lehman Brothers International (Europe)
22-Mar-06	Director/PDMR Shareholding - EXSOS Trust
22-Mar-06	Annual Report and Accounts
27-Mar-06	Transaction in Own Shares
28-Mar-06	Transaction in Own Shares
29-Mar-06	Director/PDMR Shareholding - EXSOS Trust
29-Mar-06	Director/PDMR Shareholding - PDMR Peter Gowers Options Exercise
03-Apr-06	Director/PDMR Shareholding - PRSP Award
03-Apr-06	Transaction in Own Shares
04-Apr-06	Transaction in Own Shares
05-Apr-06	Transaction in Own Shares
05-Apr-06	Director/PDMR Shareholding - STDIP Andrew Cosslett

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 27 June 2005 to 5 April 2006. Copies of these documents may be obtained from Companies House (www.companieshouse.gov.uk).

Date	Document Type
27-Jun-05	CERTNM	Company name changed New Intercontinental Hotels Group Plc Certificate issued on 27/06/05; Resolution passed on 15/06/05
30-Jun-05	CERT15	Reduction of Issued Capital
30-Jun-05	OC138	Reduction of Issued Capital And Minute (Oc)
13-Jul-05	88(2)R	Return of allotment of shares
19-Jul-05	MEM/ARTS	Memorandum of Association
19-Jul-05	RES01	Definitions 15/06/05; Auth Allot of Security 15/06/05 ; Pur Own Shares,Cap 15/06/05; Adopt Articles 15/06/05
22-Jul-05	353	Location of Register of Members
25-Jul-05	88(2)R	Return of Allotment of Shares
26-Jul-05	88(2)R	Return of Allotment of Shares
29-Jul-05	88(2)R	Return of Allotment of Shares
02-Aug-05	88(2)R	Return of Allotment of Shares
09-Aug-05	288c	Director's Particulars Changed
15-Aug-05	88(2)R	Return of Allotment of Shares
15-Aug-05	88(2)R	Return of Allotment of Shares
17-Aug-05	363a	Return Made up to 21/05/05; Full List Of Members
18-Aug-05	88(2)R	Return of Allotment of Shares
19-Aug-05	88(2)R	Return of Allotment of Shares
01-Sep-05	88(2)R	Return of Allotment of Shares
13-Sep-05	AA	Initial Accounts made up to 30/06/05
23-Sep-05	122	Notice of Consolidation of Share Capital
27-Sep-05	288a	Director Appointed
03-Oct-05	AA	Full Accounts made up TO 31/12/04
31-Oct-05	88(2)R	Return of Allotment of Shares
17-Nov-05	88(2)R	Return of Allotment of Shares
28-Nov-05	88(2)R	Return of Allotment of Shares
09-Dec-05	88(2)R	Return of Allotment of Shares
09-Jan-06	288a	Director Appointed
12-Jan-06	88(2)R	Return of Allotment of Shares
07-Feb-06	88(2)R	Return of Allotment of Shares
10-Feb-06	88(2)R	Return of Allotment of Shares
14-Feb-06	88(2)R	Return of Allotment of Shares
16-Feb-06	88(2)R	Return of Allotment of Shares
02-Mar-06	88(2)R	Return of Allotment of Shares
24-Mar-06	169	Return by Company purchasing its own shares for cancellation
30-Mar-06	88(2)R	Return of Allotment of Shares
30-Mar-06	88(2)R	Return of Allotment of Shares
04-Apr-06	88(2)R	Return of Allotment of Shares
04-Apr-06	169	Return by Company purchasing its own shares for cancellation

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 27 June 2005 to 5 April 2006.

Date	Documents
16-Sep-05	Interim Report 2005
6-Oct-05	Shareholder Circular - Sale of IC Paris Hotel and Notice of EGM
16-Nov-05	Shareholder Circular - Sale of Britvic and Notice of EGM
25-Nov-05	Supplementary Letter - Sale of Britvic
22-Mar-06	Annual Report and Accounts 2005 and Annual Review 2005, Notice of AGM 2006, Form of Instruction and Form of Proxy

4. Documents filed with the Securities and Exchange Commission

As the Company's shares are registered under the US Securities Exchange Act of 1934, the Company has submitted filings to the US Securities and Exchange Commission since its securities were listed on 27 June 2005. Full details of these filings can be viewed at www.sec.gov under code IHG.

Copies of all the documents listed above are available on request from the Company's registered office at 67 Alma Road, Windsor, Berks, SL4 3HD.

Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information. The information is not necessarily up to date as at the date of this Information Update and the Company does not undertake any obligation to update any such information in the future

Catherine Springett
Head of Secretariat
5 April 2006

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 943.1282p per share.

99.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities

Patrick Imbardelli

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Patrick Imbardelli

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Patrick Imbardelli

8 State the nature of the transaction

Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

Sale of 50,000 Ordinary IHG PLC Shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Sold 50,000 IHG PLC Ordinary Shares at 954.6pence per share

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

13. Price per share or value of transaction

Sold 50,000 IHG PLC Ordinary Shares at 954.6pence per share

14. Date and place of transaction

4 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

87,783 ordinary shares

16. Date issuer informed of transaction

6 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

.....................................

18. Period during which or date on which it can be exercised

N/A

.....................................

19. Total amount paid (if any) for grant of the option

N/A

.....................................

20. Description of shares or debentures involved (class and number)

N/A

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

.....................................

22. Total number of shares or debentures over which options held following notification

N/A

.....................................

23. Any additional information

N/A

.....................................

24. Name of contact and telephone number for queries

Liz Searle 01753 410 246

.....................................

Name and signature of duly authorised officer of issuer responsible for making notification

Liz Searle 01753 410 246

Date of notification

7 April 2006

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 175,000 of its ordinary shares at a price of 938.2506p per share.

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 242,752 of its ordinary shares at a price of 938.6245p per share.

99.11

12 April 2006

SHARE BUYBACK PROGRAMME

InterContinental Hotels Group PLC ("IHG") announces that the company has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing on 18 April 2006 and ending on 28 April 2006.

This arrangement is in accordance with Chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

For further information, please contact:
Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 April 2006